U. S. Securities and Exchange Commission

                  Washington, D.C. 20549


                        Form 12b-25

                NOTIFICATION OF LATE FILING

(Check one) ___ Form 10-K   ___Form 20-F  ___Form 11-K
            ___ Form 10-Q   ___Form N-SAR

For period ended:  __________

( X ) Transition Report on Form 10-K
(   ) Transition Report on Form 20-F
(   ) Transition Report on Form 11-K
(   ) Transition Report on Form 10-Q
(   ) Transition Report on Form N-SAR
For the Transition Period Ended: May 31, 1997

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
____________________

PART I - REGISTRANT INFORMATION

BUFFALO CAPITAL III, LTD.
___________________________
Name of Registrant

7331 S. Meadow Court,
Boulder,  Colorado                    80301
(Address of Principal Office)        Zip Code

Issuer's telephone number:    (303) 530-3353


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(   ) a.  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(   ) b.  The subject annual report, semi-annual report, transition report on
Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(    ) c.  The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

PART III - NARRATIVE

On August 28, 1997, the Company's Board of Directors made the determination to change its fiscal year for financial reporting purposes from August 31 to May 31. As a result of this change in its fiscal year, the due date for the Company's transition report on Form 10-KSB is now August 29, 1997. The Company could not complete and file the transaction report in one day, and requires an additional fifteen (15) calendar days following the prescribed due date in order to make a timely filing.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

Gary S. Joiner
_______________
Name

(303) 494-3000
__________________________
Area Code and Phone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                 ( X ) Yes
                 (   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                 (   ) Yes
                 ( X ) No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                 BUFFALO CAPITAL III, LTD.
_________________________________________________
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  August 29, 1997

By: /s/ Grant W. Peck
   (Authorized representative)